Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax
+1 212 839 8679 MKUTNER@sidley.com
AMERICA • ASIA PACIFIC • EUROPE

June 22, 2020

Kenneth Ellington
Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Variable Funds (the “Fund”)
File Nos.: 033-96668 and 811-09092

Dear Mr. Ellington:

Thank you for your comments to the Fund’s response letter dated June 5, 2020, filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2020, regarding the Certified Shareholder Report on Form N-CSR of the Fund, filed with the Commission on March 5, 2020. This letter responds to your comments, which you provided to us by telephone on June 8, 2020.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the Report.

1.	COMMENT: You asked for certain supplemental information about the Fund’s foreign tax reclaims receivables that remain outstanding.

RESPONSE: A tabular response including the countries for which foreign tax reclaim receivables remain outstanding is included below:

Fund	Country
First Eagle Overseas Variable Fund	Belgium
Denmark
France
Germany
Ireland
Poland
Switzerland

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Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner, Esquire (as Attorney for the Funds)